Exhibit 99.1

B.O.S. Announces Financial Results for Third Quarter of 2011

RISHON LEZION, Israel, November 30, 2011 (GLOBE NEWSWIRE) - B.O.S Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Supply Chain solutions to global enterprises, today reported its financial results for the three and nine months ended September 30, 2011.

On a GAAP basis, the Company had a net loss of $826,000, for the three months ended September 30, 2011 as compared to net income of $10,000 in the three months ended September 30, 2010 (and a net loss of $324,000 in the three months ended June 30, 2011.) The Company had a net loss of $1,113,000 in the nine months ended September 30, 2011, as compared to net income of $25,000 in the nine months ended September 30, 2010.

On a non GAAP basis, the Company had a net loss of $381,000 for the three months ended September 30, 2011, as compared to net income of $288,000 for the three months ended September 30, 2010. The Company had a net loss of $20,000 for the nine months ended September 30, 2011, as compared to net income of $869,000 in the nine months of 2010.

The increase in loss on a GAAP basis in the third quarter resulted mainly from: (a) a reduction in the gross margin of the Supply Chain division (from 18.9% to 15%, or $200,000) due to increased competition, and  (b) a $150,000 loss related to currency hedging contracts.  The gross margin of our RFID & Mobile Solutions division increased from 21% in the second quarter to 23% in the third quarter, due to improved results of the software activity.

Yuval Viner, BOS CEO, stated: "We are continuing to invest in our software solutions, which are our strategic growth engine for the coming years. In the recent months we have made significant progress toward our goal to turn our software activity into a profitable business.

We have implemented cost reductions, which we expect will lower our expenses by $100,000 in the fourth quarter of 2011, and by an additional $70,000 in the first quarter of 2012. The cost reductions include non-cash savings in the amount of $20,000 per quarter, due to the voluntary waiver by our senior management of all of its unvested options, reflecting management's commitment to the Company's profitability targets.

In light of the financial results, we are updating our forecast for 2011, as follows:

•	Revenue forecast remains unchanged: we expect revenues to exceed $33 million.
•	EBITDA forecast is reduced to $0.8 million, from our latest forecast of $1.4 million.
•	Net profit, on a non-GAAP basis, will reflect a minor loss."

Eyal Cohen, BOS CFO, said: “The previously announced conversion of our debt at a premium of 36% over the current share price, which is subject to shareholders’ approval, will result in: (a) a reduction in our short term liabilities by $3 million, (b) an increase in our equity by $2.5 million, (c) a reduction in our annual finance expense that amounted to $360,000 in the first nine months of 2011, and (d) an expected $1.5 million non cash expense in the fourth quarter of 2011, due to the reduced conversion share price.”

Mr. Cohen added: “The cost reductions and the conversion will lower our expenses by approximately $1 million in 2012, and allow us to allocate additional funds for further development of our business.”

Conference Call

BOS will host a conference call on Thursday, December 1, 2011 at 10:00 a.m. Eastern Standard Time / 5:00 p.m. Israel Time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

North America + 1-888-668-9141 Israel + 03-9180644 International + 972-3-9180644

For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$25,735	$22,373	$8,199	$7,166
Write off (reversal) of slow moving inventory	134	(92)	87	-
Cost of revenues	20,282	16,903	6,649	5,334
Gross profit	5,319	5,562	1,463	1,832

Operating costs and expenses:
Research and development	335	275	115	93
Sales and marketing	3,259	2,955	997	905
General and administrative	1,643	1,337	554	361
Total operating costs and expenses	5,237	4,567	1,666	1,359

Operating profit (loss)	82	995	(203)	473
Financial expenses, net	(1,008)	(787)	(512)	(237)
Other expenses, net	(172)	(108)	(76)	-
Profit (loss) before taxes	(1,098)	100	(791)	236
taxes on income	(15)	(4)	(35)	-
Profit (loss) from continuing operations	(1,113)	96	(826)	236
Loss related to discontinued operations	-	(71)	-	(226)
Net income (loss)	$(1,113)	$25	$(826)	$10

Basic and diluted net loss per share from continuing operations	$(0.40)	$0.04	$(0.30)	$0.089
Basic and diluted net profit per share from discontinued operations	$-	$(0.03)	$-	$(0.085)
Basic and diluted net profit (loss) per share	$(0.40)	$0.01	$(0.30)	$0.004

Weighted average number of shares used in computing basic net earnings per share	2,767,809	2,632,611	2,785,959	2,643,728
Weighted average number of shares used in computing diluted net earnings per share	2,767,809	2,730,834	2,785,959	2,732,703

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except per share amounts)

	September 30, 2011	December 31, 2010
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$121	$703
Trade receivables	8,785	7,719
Other accounts receivable and prepaid expenses	867	1,183
Inventories	4,762	5,125

Total current assets	14,535	14,730

LONG-TERM ASSETS:
Severance pay fund	42	47
Investment in other companies	68	107
Other assets	24	161

Total long-term assets	134	315

PROPERTY, PLANT AND EQUIPMENT, NET	1,233	1,135

OTHER INTANGIBLE ASSETS, NET	1,203	1,512

GOODWILL	4,243	4,438

	$21,348	$22,130

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30, 2011	December 31, 2010
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$7,944	$7,778
Trade payables	4,800	4,317
Employees and payroll accruals	594	735
Deferred revenues	610	474
Convertible note	2,617	-
Accrued expenses and other liabilities	966	1,040

Total current liabilities	17,531	14,344

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	118	394
Income tax accruals	446	488
Accrued severance pay	168	167
Convertible note	186	2,460
Other long-term liabilities	349	564

Total long-term liabilities	1,267	4,073

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	14,154	13,959
Additional paid-in capital	56,743	56,805
Accumulated other comprehensive profit	(127)	52
Accumulated deficit	(68,220)	(67,103)

Total shareholders' equity	2,550	3,713

Total liabilities and shareholders' equity	$21,348	$22,130

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,	Three months ended September 30,
	2011	2011
	(Unaudited)

Cash flows used in operating activities	(94)	(188)

Net cash used in investing activities	(537)	(105)

Net cash provided by (used in)financing activities	49	(569)

Decrease in cash and cash equivalents	(582)	(862)

Cash and equivalents at the beginning of the period	703	983

Cash and cash equivalents at the end of the period	$121	$121

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended September 30,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$8,199	$-		$8,199	$7,165
Gross profit	1,463	87	a	1,550	1,846

Operating costs and expenses:
Research and development	115	-		115	93
Sales and marketing	997	(95	)b	902	802
General and administrative	554	(39	)c	515	311
Total operating costs and expenses	1,666	(134)		1,532	1,206

Operating profit (loss)	(203)	221		18	640
Financial expenses, net	(512)	63e , 69	d	(380)	(126)
Other income (expenses), net	(76)	92	f	16	-
Profit (loss) before taxes on income	(791)	445		(346)	514
Taxes on income	(35)	-		(35)	-
Profit (loss) from continuing operations	$(826)	$445		$(381)	$514
Loss related to discontinued operations	-	-		-	(226)
Net income (loss)	$(826)	$445		$(381)	$288

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.
d - Depreciation of prepaid expenses and value of warrants attached to Convertible note.
e– Interest related to 83.4% of Convertible note which might be converted subject to shareholders' approval.
f - Impairment in related with investment in Companies.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Nine months ended September 30,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	25,735	$-		$25,735	$22,373
Gross profit	5,319	134	a	5,453	5,509

Operating costs and expenses:
Research and development	335	-		335	275
Sales and marketing	3,259	(283)b , (3)	c	2,973	2,646
General and administrative	1,643	(129	)c	1,514	1,189
Total operating costs and expenses	5,237	(415)		4,822	4,110

Operating profit	82	549		631	1,399
Financial expenses, net	(1,008)	148e ,208	d	(652)	(455)
Other income (expenses), net	(172)	188	f	16	-
Profit (loss) before taxes on income	(1,098)	1,093		(5)	944
Taxes on income	(15)	-		(15)	(4)
Profit (loss) from continuing operations	$(1,113)	$1,093		$(20)	$940
Loss) related to discontinued operations	-	-		-	(71)
Net income (loss)	$(1,113)	$1,093		$(20)	$869

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.
d- Depreciation of prepaid expenses and value of warrants attached to Convertible note.
e – Interest related to 83.4% of Convertible note which might be converted subject to shareholders' approval.
f - Impairment in related with investment in Companies.

CONDENSED CONSOLIDATED EBITDA
 (U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Operating Profit (loss) from continuing operations	$82	$995	(203)	$473
Add:
Amortization of intangible assets	283	275	95	93
Stock based compensation	132	182	39	61
Depreciation	208	181	69	60
EBITDA	$705	$1,633	$0	$687

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2011				Three months ended September 30, 2011

Revenues	$9,867	$16,463	$(595)	$25,735	$2,771	$5,506	$(78)	$8,199

Gross profit	$2,331	$2,988	$-	$5,319	$639	$824	$-	$1,463

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2010				Three months ended September 30, 2010

Revenues	$8,828	$14,106	$(561)	$22,373	$2,869	$4,598	$(301)	$7,166

Gross profit	$2,984	$2,578	$-	$5,562	$976	$856	$-	$1,832